425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

August 16, 2013	Writer’s Direct Contact
415.268.7113
GGrover@mofo.com

Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted July 12, 2013

CIK No. 0001581091

Dear Mr. Dang:

We enclose herewith, on behalf of RE/MAX Holdings, Inc. (the “Company”), clean and marked copies of the Registration Statement on Form S-1 (“Registration Statement”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated August 8, 2013. The Registration Statement incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Please note in the cover letter included with such submission that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Securities and Exchange Commission

August 16, 2013

Response: The Company is submitting contemporaneously to the Staff, under cover of a separate letter, the support and explanations regarding such support for the quantitative and qualitative business and industry data used throughout the prospectus.

2.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.

Response: The Company is submitting contemporaneously to the Staff, under cover of a separate letter, copies of all graphics and artwork it intends to use in the prospectus.

Prospectus Cover Page

3.	You disclose that Class A stockholders will collectively own 100% of the economic interest in RE/MAX Holdings, Inc. Please balance this disclosure by disclosing the economic interest that such stockholders will collectively own in the consolidated entity.

Response: The Company has added additional disclosure on the prospectus cover page in response to the Staff’s comment.

Prospectus Summary

Benefits of Our Franchise Financial Model, pages 10 to 11

4.	Please reference the Non-GAAP measures and/or ratios you present within your filing to those sections where you meet the requirements of Item 10 (e) of Regulation S-K.

Response: The Company has revised the disclosure on pages 11 and 126 in response to the Staff’s comment to include a cross-reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations, where Non-GAAP financial measures are discussed and reconciled.

5.	Please balance your disclosure of Adjusted EBITDA margin by disclosing your net income margin for the same period.

Response: The Company has revised the disclosure on pages 11 and 126 in response to the Staff’s comment to include net income margin for the same period.

Securities and Exchange Commission

August 16, 2013

Use of Proceeds, page 61

6.	Please revise to disclose how much of the remaining net proceeds will be used to redeem common units of RMCO.

Response: The Company has revised the disclosure on pages 17 and 62 in response to the Staff’s comment to provide the amount of remaining net proceeds it will use to redeem common units of RMCO.

Dividend Policy, page 62

7.	Please tell us if your pro forma net income will support your disclosed intentions and expectations related to paying dividends.

Response: The Company anticipates that it will set its dividend rate in a manner such that its pro forma net income will support such dividend rate.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and related notes, page 67

8.	Please tell us how your presentation of “Non-controlling interest” complies with paragraphs 15 and 16 of ASC 810-10-45 and Rule 5-02 of Regulation S-X. Please advise or revise.

Response: The Company has revised the presentation of “Non-controlling interest” on the pro forma balance sheet on pages 70 and 71, and the related footnotes on pages 72 to 75, in response to the Staff’s comment to comply with paragraphs 15 and 16 of ASC 810-10-45 and Rule 5-02 of Regulation S-X.

9.	Please revise your pro forma balance sheet to include adjustments for the changes to equity as a result of the offering and the use of proceeds to redeem the preferred units and common units.

Response: The Company has revised the pro forma balance sheet on pages 70 and 71 in response to the Staff’s comment to include the additional adjustments.

10.	Please tell us if you have any undistributed earnings. To the extent you have undistributed earnings, please tell us how you determined it was not necessary to record a pro forma adjustment for these earnings. Please refer to SAB Topic 4B.

Response: The reorganization transactions related to our initial public offering will not change RMCO, LLC’s classification as a partnership for U.S. federal, state and local income tax purposes and thus, RMCO, LLC will continue to be treated as a “flow-through” entity.

Securities and Exchange Commission

August 16, 2013

However, as part of the reorganization transactions, the financial position and results of operations of RMCO, LLC will be included in the consolidated financial statements of RE/MAX Holdings, Inc. Also, as disclosed in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Information on pages 72 to 75, there will be an increase in stockholders’ equity related to the net effect of accounting for income taxes and the tax receivable agreement for RE/MAX Holdings, Inc. Therefore, since RMCO, LLC will not terminate its partnership election, the Company respectively advises the Staff that it believes the accounting guidance addressing undistributed earnings referenced in SAB Topic 4B will not be applicable.

Unaudited Pro Forma Statements of Income and related notes, pages 69 to 71

11.	Please tell us how your presentation of “Non-controlling interest” complies with paragraph 19 of ASC 810-10-45 and Rule 5-03 of Regulation S-X. Please advise or revise.

Response: The Company has revised the presentation of “Non-controlling interest” on the pro forma statements of income on pages 68 and 69, and the related footnotes on pages 72 to 75, in response to the Staff’s comment to comply with paragraph 19 of ASC 810-10-45 and Rule 5-03 of Regulation S-X.

12.	Please disclose the amount of the franchise agreement intangible asset acquired from KEMCO, LLC during 2012 within note (3) on page 71.

Response: The Company has revised note 2(c) on page 72 in response to the Staff’s comment to disclose the amount of the franchise agreement intangible asset.

13.	It appears that your debt has a variable rate. Please revise note (4) to disclose the effect on income of a 1/8% variance in interest rate.

Response: The Company has revised note 2(d) on page 73 in response to the Staff’s comment to disclose the effect of a 1/8% variance in interest rate.

Management’s Discussion and Analysis, page 75

How We Assess the Performance of Our Business, page 79

14.	Where you disclose your total agent count, please break out the number of agents in Owned Regions versus those in Independent Regions.

Securities and Exchange Commission

August 16, 2013

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment to include the number of agents in Company-owned Regions and Independent Regions.

15.	Please tell us whether you keep track of the home sale/buy transaction volume on an aggregate and/or per agent basis. If so, please discuss such volume, including the breakdown of transaction volume between Owned and Independent Regions. Alternatively, advise why such disclosure is not material.

Response: The Company does not keep track of the home sale/buy transaction volume on a per agent basis. The Company has the ability to generate information about the home sale/buy transaction volume on an aggregate basis; however, it does not track or use such information to evaluate its results of operations. Rather, aggregate agent count is the Company’s primary statistic that drives its revenue and accordingly, tracks agent count on a regular basis. Additionally, the percentage of total revenue that the Company generates based on transaction volume was only approximately 14% during the year ended December 31, 2012. Accordingly, the Company believes that aggregate home sale/buy transaction volume is not material or helpful to potential investors in the Company, as it is not a material driver of Company’s performance, in contrast to other companies in this industry, some of which are more focused on transaction volume in their financial models.

Description of Revenue, Page 81

16.	Considering your efforts to reacquire Independent Region franchises, please revise to clarify if all franchise sales only consist of Owned Region franchises.

Response: Individual franchise sales consist of both Company-owned Region and Independent Region franchises. The Company has revised the disclosure on pages 7, 86 and 120 to clarify that individual franchise sales exist in both Company-owned Regions and Independent Regions.

Results of Operations, page 84

17.	Please revise to compare the portion of continuing franchise fees derived from Owned and Independent Regions.

Response: The Company has revised the disclosure on pages 89, 92, 95 and 96 in response to the Staff’s comment to provide the portion of continuing franchise fees derived from Company-owned Regions and Independent Regions.

Securities and Exchange Commission

August 16, 2013

18.	You indicate that in Independent Regions, you receive between 15-30% of the fees collected from each agent. If you experienced a material change in the average fee collected per agent for your Independent Regions, please revise to discuss such experience.

Response: In Independent Regions, the Company generally receives 15%, 20% or 30% of the continuing franchise fee, which is a fixed rate in each particular Independent Region established by the terms of the applicable contract with the Independent Region. However, on an individual basis, each long-term regional franchise agreement does not provide for any flexibility for the fees collected from each agent. As a result, the Company does not experience material changes in the average fee collected per agent in Independent Regions. The Company has revised the disclosure on pages 85, 86, 88, 121 and 128 to provide this clarification.

Senior Secured Credit Facility, page 100

19.	Please revise to clarify if the customary restriction on dividends mentioned on page 100 would impact the dividend intentions and expectations discussed on page 62.

Response: The Company anticipates that it will set its dividend rate at a rate which will comply with the customary restrictions on dividends that are set forth in its senior secured credit facility entered into July 2013. The Company has revised pages 106 and 153 to provide this additional clarification.

20.	Please clarify if the restriction for permitted acquisitions impacts your plan of reacquiring Independent Regions. If so, please revise to discuss such impact in the appropriate sections.

Response: The Company anticipates that it will be able to implement its plan of reacquiring Independent Regions without requiring a waiver or amendment of the July 2013 senior secured credit facility’s restrictions on acquisitions.

Management, page 126

21.	For Dave L. Liniger and Daryl L. Jesperson, please revise to identify the roles in which they have served since 2008.

Response: The Company has revised pages 132 and 134 in response to the Staff’s comment to include the specific roles Messrs. Liniger and Jesperson have served in since 2008.

Securities and Exchange Commission

August 16, 2013

Certain Relationships and Related Party Transactions, Page 140

22.	For the interests that are being purchased with the proceeds from this offering, please compare the price paid by the related parties for such interests to your purchase price for the same interests.

Response: The Company has revised page 146 in response to the Staff’s comment to provide the price that will be paid to the related parties for the interests that will be purchased from such parties with the proceeds from this offering.

Other Relationships, page 162

23.	Please revise to identify each underwriter which has a material relationship with you, if any, and state the nature of the relationship.

Response: The Company has revised page 168 in response to the Staff’s comment to indicate that affiliates of J.P. Morgan Securities LLC are lenders under the Company’s senior secured credit facility.

Financial Statements

Financial Statements of RMCO, LLC for the year ended December 31, 2012, page F-5

General

24.	Please provide us your Rule 3-09 significant test calculations for 2010, 2011 and 2012.

Response: The Company determined that its equity method investee was not a significant subsidiary as defined by Rule 3-09 of Regulation S-X. The Company is providing its Rule 3-09 significance test calculation for 2010, 2011 and 2012 in a supplemental letter submitted contemporaneously with this letter.

Notes to Consolidated Financial Statements, page F-10

(6) Acquisitions and Dispositions, page F-20

Acquisition of RE/MAX of Colorado, Inc., page F-21

25.

We note that you determined that RE/MAX of Colorado, Inc. and the Company were under common control prior to the acquisition of RE/MAX of Colorado, Inc. Please provide additional information regarding the ownership of these entities, including organization charts. Within your response, please tell us if (1) an individual or entity held more than 50 percent of the voting ownership interest of

Securities and Exchange Commission

August 16, 2013

each entity, (2) immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members would vote their shares in any way other than in concert), or (3) a group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert existed.

Response: The Company has revised page F-21 in response to the Staff’s comment to indicate that Mr. and Mrs. Liniger were the sole stockholders of RE/MAX of Colorado, Inc.

(11) Equity-Based Compensation Plan, page F-28

26.	Per your Consolidated Statements of Cash Flows, it appears that you have a history of paying member distributions. In light of these distributions, please tell us how you determined that your valuation assumption for the expected dividend yield should be zero.

Response: The Company advises the Staff that distributions to the members of RMCO, LLC (the Members) are of two types:

•

Distributions that are required to be paid to the Members by the Company that enable the Members to satisfy their annual United States Federal, state and local income tax liabilities. These distributions are not tantamount to a dividend, but rather are reimbursements for the Members’ tax liabilities resulting from the Company’s operations. If organized as a C-Corporation, for example, payments for such obligation would be borne by the Company and would not be considered a distribution that is a return on invested capital. In this regard, since distributions of this nature are not a form of return on invested capital, the tax distributions were excluded from the expected dividend yield assumption incorporated into the Black-Scholes-Merton option pricing model (BSM).

•

Optional distributions to holders of Class B common units are based on the Company’s cash flows, and as permitted by the Company’s debt agreements as well as the LLC agreement between the Members. Such optional distributions are paid annually and are limited to the lesser of (i) the annual mandatory prepayment made pursuant to the Company’s debt agreements, and (ii) $8,000,000. These distributions are referred to in Note 10 of the Notes to Consolidated Financial Statements as “excess cash flow distributions”.

Securities and Exchange Commission

August 16, 2013

The Company’s evaluation of the expected dividend yield used in the BSM accordingly was focused on optional distributions. In its analysis, the Company considered the following factors in determining the expected dividend yield:

•

The Company’s historical and existing debt agreements include provisions that restrict the payment of optional distributions under certain circumstances, including acquisitions. For example, at the time the Class B common unit options were granted, the Company’s existing debt agreement required optional distributions to be reduced by the amount paid for acquisitions. As the Company was then considering a number of acquisitions, including the acquisition of RE/MAX of Texas which was ultimately consummated, it was noted that the consideration expected to be paid for such acquisitions would have reduced the amount of optional distributions to zero. That debt agreement was subsequently amended to specifically provide for the consideration paid for the acquisition of RE/MAX of Texas to be excluded from the determination of optional distributions. That amendment occurred after the date the options were granted and as such, was not contemplated when the Company made its valuation estimates (i.e., at the time of grant, the expected optional distributions from the Company’s 2012 cash flows per the debt agreements in place at that time was zero). One of the Company’s primary historical and current growth strategies is additional acquisitions, which introduce significant uncertainty into the amount of optional distributions that may be paid in the future, if any.

•

At the option grant date, the Company considered the fact that it could be required to redeem the Class A preferred units as soon as April 16, 2014, which might require the Company to conserve cash in advance of a potential redemption, in lieu of paying optional distributions at the discretion of the Company’s Board of Managers.

The dividend yield assumption was established in accordance with the guidance in ASC 718-10-55 which states, “As with other assumptions in an option-pricing model, an entity should use the expected dividends that would likely be reflected in an amount at which the option would be exchanged.” On the date of grant, future optional distributions were highly uncertain, and therefore would be highly discounted in an exchange, implying the expectation of a zero dividend yield is appropriate and reflects the best estimate of the fair value at the date of grant.

The Company supplementally advises the Staff that notwithstanding our best estimate of the dividend yield assumption of zero, the inclusion of a hypothetical dividend yield in the BSM used to value to the Company’s Class B common unit options on the grant date would result in a reduction to equity-based compensation expense of approximately $400,000 for the year ended December 31, 2012 and approximately $260,000 for the six-month period ended June 30, 2013, which the Company concludes would be immaterial.

Securities and Exchange Commission

August 16, 2013

Exhibit Index

27.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

Response: The Company is submitting contemporaneously to the Staff, under cover of a separate letter, the draft copy of the opinion of Morrison & Foerster LLP.

28.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Response: The Company intends to file certain agreements that are not final, executed agreements prior to the effectiveness of the registration statement. As such, the Company acknowledges that it will not be able to subsequently incorporate these agreements by reference in any future filings with the Securities and Exchange Commission.

* * * * *

Securities and Exchange Commission

August 16, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-7113.

Sincerely,

/s/ Gavin B. Grover
Gavin B. Grover, Esq.

Enclosures

cc:	Howard Efron (Securities and Exchange Commission)

Jennifer Monick (Securities and Exchange Commission)

Folake Ayoola (Securities and Exchange Commission)

Margaret M. Kelly (RE/MAX Holdings, Inc.)

Dave Liniger (RE/MAX Holdings, Inc.)

David B. Strong (Morrison & Foerster LLP)

John M. Rafferty (Morrison & Foerster LLP)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)